

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2022

Charles R. Kraus
Senior Vice President, General Counsel and Corporate Secretary
DIRTT Environmental Solutions Ltd.
7303 30th Street SE
Calgary, Alberta
T2C 1N6

> **Re: DIRTT Environmental Solutions Ltd.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 15, 2022**
> **Soliciting Materials filed pursuant to Exchange Act Rule 14a-12**
> **Filed March 16, 2022**
> **File No. 1-39061**

Dear Mr. Kraus:

We have reviewed your March 14, 2022 response to our comment letter and have the following additional comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2022 letter.

PRER14A Amendment No. 2 filed 3/15/2022 and DEFA14A filed 3/16/2022

General

1.   Your responses to prior comments 1 and 3 cite to the Lillibridge Affidavit in support of statements made by the Company that are referenced in our letter dated March 11, 2022. The affidavit also appears to be your justification for filing the Supplemental Press Release on March 16, 2022 without appropriate corrective disclosure requested in prior comment 3. Please supplementally provide us the Lillibridge Affidavit.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Robert L. Kimball